SEC
Mail Processing
Section

FEB 29 2012

Washington, DC

[redacted]

12013807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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KH 3/31

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2011 (MM/DD/YY) AND ENDING DEC 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 CLAWSON STREET
(No. and Street)

HOUSTON, TX 77055-7103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN CLINGER 713-683-6785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADAMSON, HOOD & CO/McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

10500 NORTHWEST FREEWAY, SUITE 224, HOUSTON, TX 77092
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/13

OATH OR AFFIRMATION

I, NORMAN CLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLINGER & CO., INC, as of 12-31-11, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STORMY R. MORALES
Notary Public, State of Texas
My Commission Expires 01-04-2014

N Clinger
Signature

president
Title

Stormy R. Morales
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLINGER & CO., INC.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2011

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CLINGER & CO., INC.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2011

CLINGER & CO., INC.

YEAR ENDED DECEMBER 31, 2011

Table of Contents

MJ

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Clinger & Co., Inc.

We have audited the accompanying statement of financial condition of Clinger & Co., Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Clinger & Co., Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I "Net Capital Calculation" required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 27, 2012

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

CLINGER & CO., INC.

Statement of Financial Condition

Year Ended December 31. 2011

Assets		
Cash	$	6,267
Commissions Receivable		49
Investment		32,903
Total assets	$	39,219
Liabilities and Members' Equity		
Liabilities		
Accounts Payable	$	525
Stockholder's Equity		
Common Stock, $1 Par Value		
50,000 shares authorized		
1,000 issued and outstanding		1,000
Additional Paid-in Capital		28,916
Retained Earnings		(1,573)
Net Unrealized Gain on Investment		10,352
Total Stockholder's Equity		38,695
Total liabilities and members' equity	$	39,220

See accompanying notes to financial statements.

CLINGER & CO., INC.

Statement of Operations

Year Ended December 31, 2011

Revenue		
Commissions	$	69,843
Expenses		
Commissions		15,898
Other Operating Expenses		67,377
Total Expenses		83,275
Net Income Before Taxes		(13,432)
Provision For Income Taxes		–
Net Loss	$	(13,432)

See accompanying notes to financial statements.

CLINGER & CO., INC.

Statement of Changes in Members' Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Investments	Retained Earnings (Deficit)	Total
Balance – December 31, 2010	$ 1,000	$ 28,916	$ 7,300	$ 11,859	$ 49,075
Net income (loss) – 2011				(13,432)	
Change in market value of investments 2011			3,052		
Balance – December 31, 2011	$ 1,000	$ 28,916	$ 10,352	$ (1,573)	$ 38,695

See accompanying notes to financial statements.

CLINGER & CO., INC.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities:		
Net Loss	$	(13,432)
Increase (decrease) in accounts payable		(36)
Increase (decrease) in other assets		(605)
Other liability		(9)
Gain on investment		3,053
Net cash provided by operating activities		2,402
Net decrease in cash and cash equivalents		(11,030)
Cash – beginning of year		17,297
Cash – end of year	$	6,267

See accompanying notes to financial statements.

CLINGER & CO., INC.

Notes to Financial Statements

Note 1: General Information and Summary of Significant Accounting Policies

Description of Business

Clinger & Co., Inc. (the "Company"), a Texas limited partnership, was formed in January 1966. It is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealers in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company accounts for its income taxes in accordance with ASC No. 740, "Income Taxes". Under Statement 740, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

We have recorded a deferred tax asset related to our $13,000 net operating loss carry forwards ("NOLs") and a corresponding valuation allowance. The NOLs will expire in various amounts beginning on December 31, 2012 through December 31, 2027, if not used. The amount of NOLs available to us will be reduced by any taxable income generated by operations or increased to the extent of any new losses recorded.

CLINGER & CO., INC.

Notes to Financial Statements

Revenue Recognition

Revenue is recognized on an accrual basis and recorded based upon statements received from mutual fund companies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Fair Value of Financial Instruments

U.S. GAAP establishes a fair value hierarchy which has three levels based on the reliability of the inputs to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's financial instruments consist of cash and payables. The carrying amount of cash approximates fair value because of the short-term nature of the item. Also, see Note 3.

Note 3: Investment

Investments consist of gold coins stated at fair market value. Changes in market values are reflected as unrealized gains or losses directly to stockholder's equity and accordingly, have no effect on net income. A decline in the value of an investment below carrying value that is considered to be other than temporary is recorded as a realized loss in the statement of income. The value is determined based upon unadjusted quote prices for gold in the open market.

Note 4: Related Party Transactions

The Company leases office space from a trust which is controlled for the sole shareholder and his spouse. The lease is dated January 1, 2004 and has a five-year term with a renewal option for five additional terms of two years. No rent was paid during 2011. Commission expenses as shown on the accompanying statements of income were paid to the Company's shareholder.

Note 5: Profit Sharing Plan

The Company has a profit-sharing plan that covers all full time employees. The Company made no contributions to the plan for 2011.

Note 6: Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2011, the Company's net capital, as defined, of $32,064 exceeded the required minimum by $27,064 and the Company had no aggregate indebtedness.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2011.

Note 8: Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 9: Securities Investor Protection Corporation

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company did not generated revenue over $500,000 during 2011.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
CLINGER & CO., INC.

Year Ended December 31, 2011

COMPUTATION OF NET CAPITAL		
Total assets		$ 39,219
Less – total liabilities		525
Net worth		38,694
Deductions from and/or charges to net worth		
Total non-allowable assets	$ (49)	
Other deductions or charges	-	
Total deductions from net worth	-	(49)
Net capital before haircuts on securities positions		38,645
Haircuts on securities		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	(6,581)	
Undue concentration	-	(6,581)
Net capital *		$ 32,604

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement, the greater of:		
1/15 of Aggregate Indebtedness	$ 35	
Minimum Dollar Requirement	5,000	$ 5,000
Net capital		32,604
Excess Net Capital		$ 27,604
Aggregate Indebtedness		$ 525
Ratio of aggregate indebtedness to net capital		2%
Ratio of subordinated indebtedness to debt/equity total		N/A

* *The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on February 27, 2012, is not required, as no differences exist.*

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
AS REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION
ACT OF 1934

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Members of
Clinger & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Clinger & Co., Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 27, 2012